

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 19, 2007

Frank Arnone
Chief Executive Officer
Generic Marketing Services, Inc.
2811 Reidville Road, Suite 23
Spartanburg, SC 29301

> **Re: Generic Marketing Services, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed September 11, 2007**
> **File No. 333-145132**

Dear Mr. Arnone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to our prior comment 1; however, further revisions are necessary to make clear that the company is offering shares to the public through the selling shareholders. Also, make clear that all of the selling shareholders are (not may) deemed to be underwriters in this offering. Please note that because a primary offering of your shares is contemplated, and because each of the shareholders who will receive Generic Marketing is an underwriter, each of those shareholders cannot rely on Securities Act Rule 144 to offer and sell the Generic Marketing shares to be received in connection with the spin-off. Revise your discussion on page 45 to confirm that none of the shareholders who will receive Generic Marketing shares in connection with the spin-off will be able to rely on Rule 144 to re-sell those shares. Also revise your disclosure elsewhere, including on page 7, to remove any suggestion that recipients of Generic Marketing shares will be able to freely sell those shares into the market.

2.   Please note that because you are registering a primary offering on behalf of
        Generic Marketing and its shareholders, you are not eligible to rely on Rule
        415(a)(1)(i) to conduct an offering by selling shareholders. Therefore, please
        revise to remove the statement on page 1 that "until our common stock is quoted
        on the OTC-BB, the offering will be made at $0.02 per share." If you intend to
        register the offer and sale of shares by selling shareholders at this time, you must
        fix the price at which each selling shareholder will sell for the duration of the
        offering. Also revise similar disclosure on the cover sheet of the prospectus and
        found throughout the discussion beginning on page 40.

3.   We have considered your response to our prior comment 2 and are unable to agree
        with your analysis. Neither Basic Services nor Generic Marketing have a specific
        business plan, and appear to be shell companies that have been spun-off in order
        to facilitate a reverse merger in the future. Please revise to comply with
        Securities Act Rule 419. In the alternative, revise your prospectus cover page
        disclosure to state that you do not believe that you are a blank check company and
        that you have no intention on merging with any operating company in the future,
        and substantially expand your discussion in your MD&A section to include a
        detailed discussion of your business plan and milestones you have set to further
        that plan.

4.   We note your response to our prior comment 5. However, your disclosure still
        implies that you have begun "the application process to be listed on the OTC-
        Bulletin Board." This statement is incorrect because the OTC Bulletin Board is
        not an exchange and only market makers, not issuers, can apply to have a
        company's securities accepted for quotation on this service. Please correct.

5.   We have considered your response to our prior comment 8, as well as statements
        you continue to make about your intellectual property and your business. Clearly
        describe the intellectual property that you state you will be receiving in
        connection with the spin-off and clarify why these items are considered to be
        "intellectual property."

                        *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director